FORM 5

|_| Check box if no longer subject to
       Section 16.  Form 4 or Form 5
       obligations may continue.
       See Instruction 1(b).

|_| Form 3 Holdings Reported


|X| Form 4 Transactions Reported


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

     Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
        Section 17(a) of the Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


1.                Name and Address of Reporting Person*
                        Dick Versace
                        520 SW Sixth Avenue, Suite 750
                        Portland, OR 97204-1556

2.                Issuer Name and Ticker or Trading Symbol
                        NBG Radio Network, Inc. "NSBD"

3.                I.R.S. Identification Number of Reporting Person, if an entity
                  (Voluntary)


4.                Statement for Month/Year
                         November 30, 2002

5.                If Amendment, Date of Original (Month/Year)

6.                Relationship of Reporting Person(s) to Issuer (Check all
                  applicable)
                  /   / Director
                  /   /    Officer (give title below)
                  /   /    10% Owner
                  / X /    Other (specify below)
                                    Former Director
                                    ----------------

7.                Individual or Joint/Group Filing (Check Applicable Line)
                  / X /      Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)
        Common Stock

2. Transaction Date(s) (Month/Day/Year)


3. Transaction Code (Instr. 8)


4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)


5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)
        152,000

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
        D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           (e.g., puts, calls, warrants, options, convertible securities)

        1.       Title of Derivative Security (Instr. 3)
                i.       Stock Option to Purchase Common Stock
                ii.      Stock Option to Purchase Common Stock
                iii.     Stock Option to Purchase Common Stock

        2.       Conversion or Exercise Price of Derivative Security
                i.       $1.75 per share
                ii.      $2.00 per share
                iii.     $0.65 per share

        3.       Transaction Date (Month/Day/Year)
                i.
                ii.
                iii.     04/11/02

        3A.      Deemed Execution Date, if any (Month/Day/Year)
                i.
                ii.
                iii.

        4.       Transaction Code (Instr. 8)
                i.
                ii.
                iii.     A

        5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                i.
                ii.
                iii.     30,000

        6.       Date Exercisable and Expiration Date (Month/Day/Year)
                i.       Date Excercisable:  06/01/01
                         Expiration Date:   3/10/06
                ii.      Date Excercisable:  09/01/99
                         Expiration Date:  09/01/02
                iii.     Date Excercisable:  05/11/02
                         Expiration Date:  05/11/05

        7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                i.       Title: Common Stock
                         Amount:  20,000 shares
               ii.       Title: Common Stock
                         Amount: 20,000 shares
               iii.      Title: Common Stock
                         Amount: 30,000 shares

        8.       Price of Derivative Security (Instr. 5)
                i.
                ii.
                iii.

        9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)
                i.       20,000
                ii.      20,000
                iii.     30,000

        10. Ownership Form of Derivative Security: Direct(D) or Indirect(I) (Instr. 4)
                i. D

11. Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


                        /s/ John A. Holmes                            01/14/03
                        --------------------------------              --------
                        ** Signature of Reporting Person                Date
                        ATTORNEY-IN-FACT


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.